                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 4)*




                      United States Cellular Corporation
  -----------------------------------------------------------------------------
                               (Name of Issuer)



                       Common Shares ($1.00 par value)
  -----------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  911684108
  -----------------------------------------------------------------------------
                                 (CUSIP Number)




Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership or more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
       CUSIP NO.      911684108                                             13G           PAGE 2 OF 5     PAGES

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Coditel Brabant S.A.

   2   CHECK THE APPROPRIATE BOX IF A
       MEMBER OF A GROUP*
                                                                       (a)   /  /
                                                 Not Applicable        (b)   /X/

   3   SEC USE ONLY

   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Belgium

                                             5   SOLE VOTING POWER
                                                     2,279,583
                    Number of
                      Shares                 6   SHARED VOTING
                   Beneficially                  POWER
                     Owned By                            0
                  Each Reporting             7   SOLE DISPOSITIVE
                   Person With                   POWER
                                                     2,279,583

                                             8   SHARED
                                                 DISPOSITIVE POWER
                                                         0

   9   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING PERSON
            2,279,583 Common Shares

  10   CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (9) EXCLUDES CERTAIN SHARES*

                  N/A

  11   PERCENT OF CLASS REPRESENTED BY
       AMOUNT IN ROW 9
        Reporting person beneficially owns approximately 5% of the Common Shares and approximately 2.9% of the Combined Common and Series A Common Shares
        of the Issuer*

  12   TYPE OF REPORTING PERSON*
        Co.

                                                *SEE INSTRUCTIONS BEFORE FILLING OUT
Based on 45,548,193 Common Shares and 33,005,877 Series A Common Shares issued and outstanding at October 31, 1994.

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                                  SCHEDULE 13G

ITEM 1.
       (a)   NAME OF ISSUER:
             --------------

             United States Cellular Corporation


       (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
             -----------------------------------------------

             8410 West Bryn Mawr
             Suite 700
             Chicago, Illinois  60631


ITEM 2.
       (a)   NAME OF PERSON FILING:
             ---------------------

             Coditel Brabant S.A.


       (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE:
             ------------------------------------

             Rue des Deux Eglises 26
             Brussels, Belgium 1040


       (c)  CITIZENSHIP:
             -----------

             Belgium


       (d)  TITLE OF CLASS OF SECURITIES:
             ----------------------------

             Common Shares, $1.00 par value


       (e)   CUSIP NUMBER:
             ------------

             911684108


ITEM 3.

       (a) - (h)

               Not Applicable.

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ITEM 4.
               Ownership:
               ----------
          (a)  Amount of Beneficially owned as of December 31, 1994:
               ----------------------------------------------------
               See cover page, row 9

          (b)  Percent of Class:
               -----------------
               See cover page, row 11

          (c)  Number of shares as to which such person has:
               ---------------------------------------------

               (i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE: 2,279,583 Common Shares as of December 31, 1994. See cover page, row 5.

               (ii)   SHARED POWER TO VOTE OR TO DIRECT THE VOTE
                        Not Applicable.

               (iii)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
                        See cover page, row 7

                (iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
                        Not Applicable.



ITEM 5.

        Ownership of Five Percent or Less of a Class:
        --------------------------------------------
                Not Applicable.


ITEM 6.

        Ownership of More than Five Percent on Behalf of Another Person:
        ----------------------------------------------------------------
                Not Applicable.


ITEM 7.

          Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company:
          ----------------------------------------------------------
                Not Applicable

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ITEM 8.
        Identification and Classification of Members of the Group.
        ----------------------------------------------------------
                Not Applicable.
ITEM 9.
        Notice of Dissolution of Group
        ------------------------------
                Not Applicable.

ITEM 10.


        To the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing, the control of the issuer of such securites, and were not acquired in connection or as a participant in any transaction having such purpose or effect.

                                  * * * * *

                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CODITEL BRABANT S.A.

Paul-Henri Denuit                                      Dated: February 8, 1995
- -----------------------------                          -----------------------
Paul-Henri Denuit

        Signature page for Schedule 13G relating to beneficial ownership in the Common Shares of United States Cellular Corporation by Coditel Brabant S.A.



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